SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068101
                                 (CUSIP Number)

Marshall E. Eisenberg                          Carol L. Bernick
NEAL GERBER & EISENBERG                        2525 Armitage Avenue
Two North LaSalle Street, Suite 2200           Melrose Park, IL 60160
Chicago, Illinois  60602                       (708) 450-3051
(312) 269-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 23, 1997
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages
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CUSIP NO. 013068101                  13D                     Page 2 of 5 Pages
--------------------                                       --------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CAROL L. BERNICK
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                           (a)
                                           (b)                 X
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S. Citizen
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                                    1,275,694
     NUMBER
   OF SHARES                   -------------------------------------------------
  BENEFICIALLY                      8      SHARED VOTING POWER
    OWNED BY
      EACH                                            703,364
    REPORTING
     PERSON                    -------------------------------------------------
      WITH                          9      SOLE DISPOSITIVE POWER

                                                    1,275,694

                               -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                                      703,364
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,979,058
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
              SHARES *

              Excluded  are 300,000  shares held  directly by Bernick's
              spouse.  Bernick  has no  beneficial  interest  in such shares and beneficial ownership of them is disclaimed.
                                                                           X
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                        11.80%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 013068101                  13D                     Page 3 of 5 Pages
--------------------                                       --------------------

Item 1.  Security and Issuer.

  Title of Class of Securities:   Class B Common Stock, $.22 par value
                                  per share ("shares" or "Class B shares")

  Name and Address of Issuer:     Alberto-Culver Company (the "Company")
                                  2525 Armitage Avenue
                                  Melrose Park, IL  60160

Item 2.  Identity and Background.

         (a) Name of Person Filing: Carol L. Bernick ("Bernick")

         (b) Address:               Carol L. Bernick
                                    2525 Armitage Avenue
                                    Melrose Park, IL  60160

         (c) Principal Business:    Bernick, an individual, is a Director
                                    and Executive Vice-President and
                                    Assistant Secretary of the Company and
                                    the President of Alberto-Culver USA,
                                    Inc., a subsidiary of the Company.

         (d) Prior Criminal Convictions:                 None

         (e) Prior Civil Proceedings With
             Respect to Federal or State
             Securities Laws:                            None

         (f) Place of Organization:                      U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 23, 1997, Bernick, as co-trustee of the LHL January 1995 Grantor Annuity Trust, u/a/d 1/3/95, fbo Leonard H. Lavin, Bernick's father ("Mr. Lavin"), transferred 109,030, 109,030 and 109,030 Class B shares to herself as trustee or co-trustee of the KSL GRAT Trust, u/a/d 9/15/93, fbo her sister (the "KSL Trust"), the SJL GRAT Trust, u/a/d 9/15/93, fbo her brother ("the SJL Trust"), and the CLB GRAT Trust, u/a/d 9/15/93, fbo herself (the "CLB Trust"), respectively. Also, on January 23, 1997, Bernick, as co-trustee of the BEL January 1995 Grantor Annuity Trust, u/a/d 1/3/95, fbo Bernice E. Lavin, Bernick's mother ("Mrs. Lavin"), transferred 109,030, 109,030 and 109,030 Class B shares to herself as trustee or co-trustee of the KSL Trust, SJL Trust and CLB Trust, respectively.

         On November 21, 1996, Bernick as trustee or co-trustee of the KSL Trust, SJL Trust and CLB Trust acquired from the Leonard H. Lavin Trust, u/a/d 12/18/87, fbo Mr. Lavin (the "December Trust"), 571, 571 and 571 Class B shares, respectively, at $47.9375 per share.

         On September 24, 1996, Bernick as trustee or co-trustee of the CLB Trust, KSL Trust and SJL Trust acquired from the December Trust 625, 356 and 356 Class B shares, respectively, at $43.6875 per share, .

Item 4.  Purpose of Transaction.

         Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

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CUSIP NO. 013068101                  13D                     Page 4 of 5 Pages
--------------------                                       --------------------

Item 5.  Interest in Securities of the Issuer.

  (a) (i) Amount Beneficially Owned: 1,979,058 shares total: 180,104 shares directly; 523,064 shares held as co-trustee of the CLB Trust; 522,795 shares held as trustee of the SJL Trust; 522,795 shares held as trustee of the KSL Trust; 50,000 shares as trustee of the Lavin Survivorship Trust; 150,300 shares held as co-trustee of a trust for Bernick's benefit; and 30,000 shares held by Lavin Family Foundation, a charitable foundation of which Bernick is a Director and Vice President.

     (ii) Percentage of Class: 11.80% total: 1.07% directly; 3.12% as co-trustee of the CLB Trust; 3.12% as trustee of the SJL Trust; 3.12% as trustee of the KSL Trust; .3% as trustee of the Lavin Survivorship Trust; .9% as co-trustee of a trust for Bernick's benefit; and .2% as a Director and Vice President of Lavin Family Foundation; based upon 16,766,240 Class B shares outstanding as of January 23, 1997).

  (b)      Number of Shares as to Which Bernick Has:


       (i)   Sole power to vote:                          1,275,694
      (ii)   Shared power to vote:                          703,364(1)
     (iii)   Sole power to dispose:                       1,275,694
      (iv)   Shared power to dispose                        703,364(1)


(1) Bernick shares the power to vote and dispose of the shares in the CLB Trust with Marshall E. Eisenberg. Bernick also shares the power to vote and dispose of the 30,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 150,300 shares held by such trust with Mrs. Lavin. Certain information regarding Mr. Lavin, Mrs. Lavin and Mr. Eisenberg is presented below:

     (i)  Name of Person:   (1)    Leonard H. Lavin
                            (2)    Bernice E. Lavin
                            (3)    Marshall E. Eisenberg

    (ii) Address:      (1), (2)    2525 Armitage Avenue
                                   Melrose Park, Illinois  60160

                       (3)         Neal, Gerber & Eisenberg
                                   Two North LaSalle St., Suite 2200
                                   Chicago, IL 60602
   (iii) Principal
         Business:     (1)         Leonard H. Lavin, an individual, is a
                                   Director and the Chairman of the
                                   Company

                       (2) Bernice E. Lavin, an individual, is a Director and the Vice Chairman, Secretary and Treasurer of the Company

                       (3) Marshall E. Eisenberg is an attorney and a partner at the law firm, Neal, Gerber & Eisenberg, Chicago, Illinois

    (iv) Prior Criminal
         Convictions:              None.

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CUSIP NO. 013068101                  13D                     Page 5 of 5 Pages
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                  (v)      Prior Civil
                           Proceedings With
                           Respect to Federal
                           or State Securities
                           Laws:                     None.

                  (vi)     Place of
                           Organization:             U.S. Citizen.


         The foregoing does not reflect 50,100, 80,918 and 271,244 shares of Class A Common Stock of the Company owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and Lavin Family Foundation, respectively. Also excluded are 300,000 shares and 180,000 shares of Class A Common Stock held directly by Bernick's spouse and 25,000 shares of Class A Common Stock held by the Howard and Carol Bernick Family Foundation. Bernick has no beneficial interest in such shares owned by her spouse and beneficial ownership of them is disclaimed.

         (c)      None, except as reported in Item 3 above.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7.           Material to be Filed as Exhibits.

                  None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 10, 1997



Signature:                 /s/ Carol L. Bernick

Name/Title:                Carol L. Bernick, Individually, and
                           as trustee or co-trustee of various
                           trusts for her benefit or the benefit
                           of her siblings.


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